[ECB BANCORP, INC. LETTERHEAD]

November 24, 2008

BY U.S. MAIL AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	ECB Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 5, 2008
File No. 000-24753

Dear Mr. Friar:

On behalf of ECB Bancorp, Inc. (“Company”), this letter is in response to the staff’s comment letter dated November 10, 2008 to Gary M. Adams with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

Set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments. Where indicated below, the Company has included changes to its disclosure on the indicated pages of the Company’s definitive Proxy Statement filed with the Commission on November 21, 2008.

Preliminary Proxy Statement on Schedule 14A

1.	Disclose whether you have applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.

The Company has revised the disclosure on page 4 in response to the staff’s comment.

2.	Disclose how you expect to use the proceeds of your proposed sale of securities to the Treasury Department.

The Company has revised the disclosure on page 9 in response to the staff’s comment.

United States Securities and Exchange Commission

November 24, 2008

3.	Please discuss how your participation in the Capital Purchase Program may impact the holders of any outstanding senior classes of your securities.

The Company’s charter currently authorizes the issuance of only common stock, and the Company has no outstanding senior classes of securities. As a result, the Company believes that no revisions to the proxy statement are necessary in response to the staff’s comment.

4.	Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

The Company has revised the disclosure on pages 5 and 7 in response to the staff’s comment.

5.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

The Company and its bank subsidiary currently are well capitalized and have adequate sources of liquidity. As a result, the Company believes a denial of its application would have no material adverse effect on its liquidity, capital resources or results of operations and that no revisions to the proxy statement are necessary in response to the staff’s comment. However, the Company has revised the disclosure on page 10 in response to the staff’s comment.

6.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

The Company has revised the disclosure on page 8 in response to the staff’s comment.

7.	Under “Issuance of Warrants” on page 8, please disclose the current market price of the company’s common stock.

The Company has revised the disclosure on page 8 in response to the staff’s comment.

United States Securities and Exchange Commission

November 24, 2008

8.	Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

If you expect the proceeds of the sale of securities to the Treasury to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

In response to the staff’s comment, the Company has inserted new disclosure on page 18 to incorporate its audited and interim unaudited financial statements from its 2007 Annual Report on Form 10-K and September 30, 2008 Quarterly Report on Form 10-Q, copies of which will be mailed to shareholders with the proxy statement.

Additionally, the Company has inserted additional disclosure on pages 9 through 14 in response to the staff’s comment.

*        *        *        *

In addition, the Company acknowledges that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

November 24, 2008

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (252) 925-5525.

Sincerely,

/S/ Gary M. Adams
Gary M. Adams
Chief Financial Officer